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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                          EXIGENT INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   302056106
                                 (CUSIP Number)

                              SCOTT T. MIKUEN, ESQ.
                               HARRIS CORPORATION
                            1025 WEST NASA BOULEVARD
                            MELBOURNE, FLORIDA 32919

                                 (321) 727-9100
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 16, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 8 pages)


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CUSIP No. 302056106                                     Page 2 of 8
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
-------------- -----------------------------------------------------------------------------------------------------

      1        Names of Reporting Person:
                                                                                      Harris Corporation
               I.R.S. Identification No. of Above Person (entity only)                34-0276860

-------------- -----------------------------------------------------------------------------------------------------

      2        Check the Appropriate Box if a Member of a Group*                                    (a) [_]
                                                                                                    (b) [_]

-------------- -----------------------------------------------------------------------------------------------------

      3        SEC Use Only

-------------- -----------------------------------------------------------------------------------------------------

      4        Source of Funds*                                                       WC

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      5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

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      6        Citizenship or Place of Organization                                   Delaware

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                               7     Sole Voting Power
                                                                                                         -0-
     Number of Shares        ------- -------------------------------------------------------------------------------
       Beneficially
       Owned by Each           8     Shared Voting Power                                          5,550,906
   Reporting Person With     ------- -------------------------------------------------------------------------------

                               9     Sole Dispositive Power                                              -0-

                             ------- -------------------------------------------------------------------------------

                               10    Shared Dispositive Power                                     5,550,906

---------------------------- ------- -------------------------------------------------------------------------------

     11        Aggregate Amount Beneficially Owned by Each Reporting Person                       5,550,906

-------------- -----------------------------------------------------------------------------------------------------

     12        Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                         [_]

-------------- -----------------------------------------------------------------------------------------------------

     13        Percent of Class Represented by Amount in Row (11)                                             [_]
                                                                                      91.5%

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     14        Type of Reporting Person*                                              CO

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 302056106                                     Page 3 of 8
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
-------------- -----------------------------------------------------------------------------------------------------

      1        Names of Reporting Person:
                                                                                      Manatee Merger Corp.
               I.R.S. Identification No. of Above Person (entity only)                59-3717828

-------------- -----------------------------------------------------------------------------------------------------

      2        Check the Appropriate Box if a Member of a Group*                                    (a) [_]
                                                                                                    (b) [_]

-------------- -----------------------------------------------------------------------------------------------------

      3        SEC Use Only

-------------- -----------------------------------------------------------------------------------------------------

      4        Source of Funds*                                                       AF

-------------- -----------------------------------------------------------------------------------------------------

      5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

-------------- -----------------------------------------------------------------------------------------------------

      6        Citizenship or Place of Organization                                   Delaware

-------------- -----------------------------------------------------------------------------------------------------

                               7     Sole Voting Power
                                                                                                         -0-
     Number of Shares        ------- -------------------------------------------------------------------------------
       Beneficially
       Owned by Each           8     Shared Voting Power                                          5,550,906
   Reporting Person With     ------- -------------------------------------------------------------------------------

                               9     Sole Dispositive Power                                              -0-

                             ------- -------------------------------------------------------------------------------

                               10    Shared Dispositive Power                                     5,550,906

---------------------------- ------- -------------------------------------------------------------------------------

     11        Aggregate Amount Beneficially Owned by Each Reporting Person                       5,550,906

-------------- -----------------------------------------------------------------------------------------------------

     12        Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                         [_]

-------------- -----------------------------------------------------------------------------------------------------

     13        Percent of Class Represented by Amount in Row (11)                                             [_]
                                                                                      91.5%

-------------- -----------------------------------------------------------------------------------------------------

     14        Type of Reporting Person*                                              CO

-------------- -----------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 302056106                                     Page 4 of 8
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         This Statement on Schedule 13D (this "Schedule 13D") is filed by
Harris Corporation, a Delaware corporation, and Manatee Merger Corp., a Delaware corporation, with respect to the common stock, $.01 par value, of Exigent International, Inc., a Delaware corporation.

         The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as exhibits hereto and incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Exigent International, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 1830 Penn Street, Melbourne, Florida 32901.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Harris Corporation, a Delaware corporation ("Harris"), and its wholly owned subsidiary, Manatee Merger Corp., a Delaware corporation ("Manatee"). The information set forth in Section 9 ("Certain Information Concerning the Offeror and Harris") of the Offer to Purchase, dated April 17, 2001 (the "Offer to Purchase"), and on Annex I thereto is incorporated herein by reference. The Offer to Purchase (i) was filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 17, 2001 (as amended and supplemented, the "Schedule TO") by Manatee and Harris, and (ii) is incorporated herein by reference as Exhibit 1 to this Schedule 13D. The Schedule TO is incorporated herein by reference as Exhibit 2 to this Schedule 13D.

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CUSIP No. 302056106                                     Page 5 of 8
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in the Introduction, Section 7 ("Certain Effects of the Transaction"), Section 11 ("Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights"), Section 13 ("The Merger Agreement and Certain Other Agreements") and
Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

         The Agreement and Plan of Merger, dated as of April 2, 2001, by and among Manatee, Harris and the Issuer (the "Merger Agreement") is incorporated herein by reference as Exhibit 3 to this Schedule 13D.

         The Voting and Tender Agreement, dated as of April 2, 2001, by and among Manatee, Harris and Bernard R. Smedley (the "Voting and Tender Agreement") is incorporated herein by reference as Exhibit 4 to this Schedule 13D.

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CUSIP No. 302056106                                     Page 6 of 8
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Manatee directly and beneficially owns, and Harris indirectly through Manatee beneficially owns, 5,550,906 shares, or approximately 91.5%, of the outstanding Common Stock of the Issuer on the date hereof. Manatee and Harris share sole voting and dispositive power over such shares.

         The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Offeror and Harris") of the Offer to Purchase and on Annex I thereto is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror and Harris"), Section 11 ("Background of the Offer, Past Contacts, Transactions, Negotiations and Agreements with the Company"), Section 13 ("The Merger Agreement and Certain Other Agreements") and
Section 14 ("Dividends and Distributions") of the Offer to Purchase, Item 5 ("Past Contacts, Transactions, Negotiations and Agreements") of the Schedule TO, the Merger Agreement, and the Voting and Tender Agreement is incorporated herein by reference.


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CUSIP No. 302056106                                     Page 7 of 8
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Offer to Purchase, dated April 17, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 17, 2001 by Manatee Merger Corp., as amended and supplemented).

         Exhibit 2 Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 17, 2001 by Manatee Merger Corp., as amended and supplemented (incorporated herein by reference).

         Exhibit 3 Agreement and Plan of Merger, dated as of April 2, 2001, by and among Manatee Merger Corp., Harris Corporation and Exigent International, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 17, 2001 by Manatee Merger Corp., as amended and supplemented).

         Exhibit 4 Voting and Tender Agreement, dated as of April 2, 2001, by and among Manatee Merger Corp., Harris Corporation and Bernard R. Smedley (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 17, 2001 by Manatee Merger Corp., as amended and supplemented).

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CUSIP No. 302056106                                     Page 8 of 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2001




                                       MANATEE MERGER CORP.

                                       By:   /s/ Scott T. Mikuen
                                          -------------------------------------
                                       Name:  Scott T. Mikuen
                                       Title: Assistant Secretary




                                       HARRIS CORPORATION

                                       By:   /s/ Scott T. Mikuen
                                          -------------------------------------
                                       Name:  Scott T. Mikuen
                                       Title: Assistant Secretary